UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

General Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

369822101

(CUSIP Number)

Christopher A. Wilson
General Finance Corporation
39 East Union Street
Pasadena, California 91103
(626) 584-9722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.        ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,000(1)
8 SHARED VOTING POWER 2,557,175(2)
9 SOLE DISPOSITIVE POWER 12,000(1)
10 SHARED DISPOSITIVE POWER 2,557,175(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,175(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%(3)
14	TYPE OF REPORTING PERSON IN

(1)
Ronald L. Havner, Jr. (“Mr. Havner”) holds 2,000 shares of General Finance Corporation (the “Issuer”) common stock (“Shares”) in his individual name and an additional 10,000 Shares, as Trustee, for his son Christopher R. Havner (“Christopher’s Shares”). Mr. Havner has voting and investment power with respect to Christopher’s Shares. Mr. Havner disclaims any beneficial ownership of Christopher’s Shares.

(2)
Mr. Havner and his wife, LeeAnn R. Havner, are Co-Trustees of The Havner Family Trust (the “Trust”). The Trust owns 2,517,425 Shares and 39,750 warrants (“Warrants”) with respect to Shares. Each warrant entitles the holder to purchase from the Company one Share at an exercise price of $6.00. The Warrants expire on April 5, 2010. As a Co-Trustee of the Trust, Mr. Havner may be deemed to beneficially own all of the Shares and Warrants held by the Trust.

(3)
The number of Shares that may be deemed to be beneficially owned by Mr. Havner, and the calculation of the foregoing percentage, includes in each case the number of Shares issuable upon the exercise of the 39,750 Warrants held by the Trust. Mr. Havner disclaims any beneficial ownership of Christopher’s Shares.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,000
8 SHARED VOTING POWER 2,557,175(1)
9 SOLE DISPOSITIVE POWER 3,000
10 SHARED DISPOSITIVE POWER 2,557,175(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,560,175(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%(2)
14	TYPE OF REPORTING PERSON IN

(1)
LeeAnn R. Havner (“Mrs. Havner”) and her husband Ronald L. Havner, Jr., are Co-Trustees of The Havner Family Trust (the “Trust”). The Trust owns 2,517,425 Shares and 39,750 Warrants. The warrants expire on April 5, 2010. As a Co-Trustee of the Trust, Mrs. Havner may be deemed to beneficially own all of the Shares and Warrants held by the Trust.

(2)
The number of Shares that may be deemed to be beneficially owned by Mrs. Havner, and the calculation of the foregoing percentage, includes in each case the number of Shares issuable upon the exercise of the 39,750 Warrants held by the Trust.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Havner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,557,175(1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,557,175(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,175(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%(2)
14	TYPE OF REPORTING PERSON OO

(1)
The Trust owns 2,517,425 Shares and 39,750 Warrants. Each Warrant entitles the holder to purchase from the Company one Share at an exercise price of $6.00. The warrants expire on April 5, 2010. Ronald L. Havner, Jr. and his wife LeeAnn R. Havner, are the Co-Trustees of the Trust.

(2)
The number of Shares that may be deemed to be beneficially owned by the Trust, and the calculation of the foregoing percentage, includes in each case the number of Shares issuable upon the exercise of the 39,750 Warrants held by the Trust.

CUSIP No. 369822101

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment”) amends and supplements the Statement on Schedule 13D originally filed on February 9, 2007, as amended by that certain Schedule 13D/A dated June 6, 2008 (the “Schedule 13D”) of Mr. Havner, Mrs. Havner and the Trust (collectively, the “Filing Persons”), as set forth herein. Except as set forth herein this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds

Item 3 is hereby supplemented and updated as follows:

The Filing Persons received 1,840,675 shares of common stock of the Issuer pursuant to that certain Agreement and Plan of Merger dated July 28, 2008.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented and updated as follows:

In connection with the Issuer’s acquisition of Mobile Office Acquisition Corp. and its subsidiary Pac-Van, Inc. pursuant to that certain Agreement and Plan of Merger dated July 28, 2008 among the Issuer, GFN North America Corp., Mobile Office Acquisition Corp. and certain other parties, the Trust received 1,840,675 shares of restricted common stock of the Issuer. As a result of these transactions the Trust now holds 2,517,425 Shares and 39,750 Warrants for a total beneficial ownership of 2,557,175, representing approximately 14.3% of the outstanding common stock of the Issuer.

The percentages of beneficial ownership set forth in this Amendment for each of the Filing Persons have been determined assuming the exercise of all of the Trust’s remaining Warrants and based on the 17,826,052 Shares outstanding as of October 1, 2008, as reported in the Issuer’s Form 8-K filed on October 7, 2008, reflecting the Issuer’s capitalization following the consummation of the merger pursuant to that certain Agreement and Plan of Merger dated July 28, 2008 among the Issuer, GFN North America Corp., Mobile Office Acquisition Corp. and certain other parties.

(a)	Mr. Havner.

(i) As of October 1, 2008, Mr. Havner may be deemed to beneficially own 2,559,175 Shares representing approximately 14.4% of the outstanding common stock of the Issuer. The Trust holds 2,517,425 Shares and 39,750 Warrants (the “Trust’s Shares” and the “Trust’s Warrants” respectively). Mr. Havner holds 2,000 Shares in his individual name and 10,000 Shares as Trustee for his son Christopher R. Havner. Mr. Havner disclaims any beneficial ownership of Christopher’s Shares.

(ii) Mr. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 2,000 Shares held in his individual name and the 10,000 Shares held by Mr. Havner, as Trustee for his son, Christopher R. Havner.

(iii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

CUSIP No. 369822101

(b)	Mrs. Havner.

(i) As of October 1, 2008, Mrs. Havner may be deemed to beneficially own 2,560,175 Shares representing approximately 14.3% of the outstanding common stock of the Issuer. Mrs. Havner is a Co-Trustee of the Trust. Mrs. Havner holds 3,000 Shares in her individual name.

(ii) Mrs. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 3,000 Shares.

(iii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

(c)	The Trust.

(i) As of October 1, 2008, the Trust may be deemed to beneficially own 2,557,175 Shares representing approximately 14.3% of the outstanding common stock of the Issuer, comprising the Trust’s Shares and Warrants.

(ii) Mr. and Mrs. Havner, as Co-Trustees of the Trust share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description of Exhibits

99.1	Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 6, 2008

Signature:	/s/ Ronald L. Havner, Jr.
Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner
Name/Title:	LeeAnn R. Havner

THE HAVNER FAMILY TRUST

Signature:	/s/ LeeAnn R. Havner
Name: LeAnn R. Havner Title: Trustee